

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 18, 2016

George Magera
Federated Project and Trade Finance Tender Fund
Initial Trustee
4000 Ericsson Drive
Warrendale, PA 15086-7561

> **Re:** **Federated Project and Trade Finance Tender Fund**
> **Registration Statement on Form N-2**
> **Filed July 21, 2016**
> **File Nos. 333-212613; 811-23174**

Dear Mr. Magera:

On July 21, 2016, you filed a registration statement on Form N-2 on behalf of the Federated Project and Trade Finance Tender Fund (the "Trust" or the "Fund"). We have reviewed the registration statement and have provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

General

1. The Fund's proposed name, Federated Project and Trade Finance Fund, implicates Rule 35d-1. Currently you provide an 80% policy tied to trade finance related securities; however your definition is imprecise due to the reference to "or related assets of companies or other entities (including sovereign entities) located primarily in or having exposure to global emerging markets …" It is unclear how being located in or having exposure to a global emerging market qualifies an investment as a trade finance related security. Please advise or revise as necessary.

2. Please confirm whether you will include derivatives for purposes of determining compliance with your 80% policy. If you will, then please tell us how you will value derivatives for this purpose. In this regard please note the staff's position is that the marked to market value should be used.

3. Your name references project and trade finance. These appear to be two different investment concepts with unique risk/return profiles and investment characteristics. Please revise your investment strategy and risk disclosure to more clearly describe and differentiate these investments, including, if applicable, how you will allocate the portfolio between project and trade finance. Please discuss the types of projects you will invest in. Also, to the extent your investment analysis and criteria are different with respect to project finance this should be addressed as well.

Prospectus cover page

4. Please disclose the amount of securities being offered. See Item 1.1.c of Form N-2.

5. Please revise the cover page table to include information as to all securities being registered, as requested by Item 1.1.g of Form N-2. Also, please confirm that you have reviewed the instructions, particularly Instructions 3 and 6 to Item 1.1.g as it relates to underwriting discounts and offering costs and, if necessary, revise your disclosure.

6. We note your statement that you seek to provide investors with a portfolio with low volatility and low correlation to several markets, including commodities. Elsewhere you suggest you will engage in project finance-related activities in emerging markets. Given the historical link between commodities and some emerging markets, please provide the factual basis for implying the fund will have low correlation to commodities markets.

7. On the cover page you indicate that proposed transactions are evaluated based on their ability to mitigate risks. Please explain to us how proposed transactions can mitigate risks.

8. Please provide prominent cover page disclosure that:

- The Fund's shares will not be listed on an exchange;
- It is not anticipated that a secondary market will develop, and;
- An investment in the Fund may not be suitable for investors who may need the money they invest in a specified timeframe.

Prospectus Summary

9. Please revise your Summary to briefly address material offering terms such as the number of shares being offered, offering price, investor qualifications and minimums, and the offering duration.

10. On page one you state the Adviser believes trade finance is a risk mitigated asset class. Please provide the factual basis for this belief. Also, because you also reference project finance in your 80% policy, please clarify whether you believe project finance is similarly risk mitigated.

11. Please revise your summary to address key deal terms, such as the number of shares being offered, the offering price and investment minimums.

12. We note the reference on page four and elsewhere to risks associated with investing in emerging markets. To assist investors in understanding the magnitude of the risk, please revise to quantify, using an appropriate range, the degree to which your portfolio will typically be exposed to emerging markets.

13. On page four you indicate that emerging market loans are "often" below investment grade or unrated. If your investments will primarily be in junk-rated loans, or its equivalent, please disclose prominently and clearly.

14. Please revise the event risk header on page four to be more descriptive with respect to the paragraph's contents.

15. On page seven you indicate the Adviser attempts to manage currency risk by limiting the amount the Fund invests in securities denominated in a particular currency. If this is a principal part of the investment strategy or portfolio construction process, revise to address it in an appropriate location.

16. Please clarify the minimum amount of proceeds necessary to achieve sufficient operational scale and portfolio diversification. Please explain to investors the risks if you are unable to raise the necessary minimums.

Summary of Fund Expenses, page 9

17. We note you present management fees as .50% in your fee table. On page 23 you indicate the advisory fee is based on managed assets. To assist in comparisons, we believe the management fee presentation in the table should be based on net assets, please confirm your intention to present the fee based on net assets in the fee table.

18. We note you include .02% in acquired fund fees and expenses in your fee table. Currently your strategy and risk disclosures do not address your proposed investments in other investment funds. Please revise your disclosure to address these activities or explain why no revision is necessary.

19. If the Fund intends to use leverage, please revise the fee table consistent with the requirements of Item 3 of Form N-2.

20. Please confirm that the fee limit termination date will be at least one year from the effectiveness date. Also, please confirm that the fee limit is only reflected in the expense example for its initial duration.

Investment Objectives and Policies, page 10

21. On page 10 and elsewhere you indicate that your investments may include facilities for pre-export finance, letters of credit and other documentary credits. We also note the reference to contract frustration and trade credit indemnity. Please tell us more about your intentions to engage in these activities. In this respect we are particularly concerned about the potential creation of unfunded commitments to lend and how you will comply with the requirements of the Investment Company Act with respect to leverage. Please ensure your response address this and any other material regulatory issues arising from your proposed activities.

22. We note the statement that you may use derivatives for various purposes. Please ensure that the disclosure accurately describes your use of derivatives and their risks. In connection with this, please consider the Division of Investment Management's observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf).

23. Please revise to discuss the credit and maturity profiles of the various types of notes you will invest in principally. In addition, please address your duration strategy to the extent appropriate.

24. Please revise to address the extent to which you will invest in unsecured obligations.

25. On page 12 under "Pre-payment agreement" you indicate the source of pay-back is through the future export of goods. If payment is ultimately dependent on collections from the end purchaser, revise to clarify.

26. Please clarify the discussion under loan assignments and participations to address any limitations applicable to your investments in assignments and participations. For example, if you will not be able to enforce the contract directly against the borrower in the event of non-payment, state so.

Risk Factors, page 16

27. Please revise the first paragraph to indicate investors could lose some, or all, of their money.

Federal Income Tax Matters, page 24

28. On page 25 you disclose

"The Fund believes that substantially all of its investment strategies will generate qualifying income for purposes of the Fund meeting the requirements for treatment as a RIC under current federal income tax law. Interest received by the Fund in connection with its trade finance investments will be qualifying income for purposes of such requirements, but income from engaging in lending or other business activities would not be qualifying income. The Fund must take into account the distinction between these types of income in structuring its participation in trade finance investments."

Please revise your disclosure to clarify the key distinctions between these two types of income for purposes of the qualifying income test. Also, please provide the basis for your belief that substantially all of your strategies will generate qualifying income.

Description of Capital Structure, page 26

Purchase Terms, page 27

29. We note the statement that investors must submit a completed purchase agreement prior to the applicable purchase date. Please file a copy of the agreement as an exhibit.

30. Please revise your disclosure to state how frequently you will calculate NAV and to indicate clearly what NAV purchasers will receive. In this respect we note disclosure on page 27 that "[s]hares are issued at the most recently calculated net asset value per share prior to the date of issuance" appears inconsistent with other statements that "[a]ll Shares are sold at the most recently calculated net asset value per Share as of the date on which the purchase is accepted. Please clarify as appropriate.

31. Please include a separate section addressing how NAV is calculated, including tailored disclosure of how you will value your investments, given your prior disclosure that "trades may only be executed on a matched bargain basis and prices may not be published or be readily available from an independent price source."

Repurchase of Shares, page 27

32. The disclosure on page 27 appears to track Rule 23c-3 for interval funds with some exceptions. For example, we note you do not have a fundamental policy meeting the requirements of 23c-3(b)(2)(i) and do not address how the repurchase pricing date is determined. If you intend to operate as an interval fund, please revise your disclosure consistent with the rule. If you do not intend to be an interval fund, please highlight the fact in your summary, clarify the potential that you may not repurchase shares, and are not obligated to do so despite the disclosure addressing share repurchases. Also, please tell us what rules, if any, you will rely on when conducting share repurchases.

33. We note your statement that you do not expect to distribute securities in kind except in unusual circumstances, such as the unlikely event that you do not have sufficient cash to pay for repurchased shares. If you are relying on Rule 23c-3, please acknowledge the requirements of Rule 23c-3(b)(10) with respect to asset liquidity.

34. We note your statement that you will generally pay the value of repurchased shares within 3 business days of the valuation date but the amount is subject to adjustment after the completion of your annual audit. Please tell us why these adjustments are necessary and how they will be implemented. In this respect, if you are unable to reliably value your investments for purposes of calculating a NAV, explain why registration is appropriate.

Distribution Arrangements, page 29

35. We note you have established an escrow for the benefit of investors to hold funds prior to the purchase of Fund shares. Your disclosure indicates interest earned will be paid to the Fund. Prior to the purchase of shares, the funds in escrow belong to shareholders. Please clarify the meaning of this statement and confirm that any interest will be credited toward the purchase of shares.

Statement of Additional Information

Asset Segregation, page 6

36. You disclose that you may invest in transactions involving total return swaps. When you engage in total return swaps you must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note the Commission has issued a concept release and proposed rulemaking addressing issues related to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act. See, e.g., Investment Company Act Release No.31933 (Dec. 11, 2015). Please be aware that the Commission or its staff could issue future guidance related to derivatives and leverage, including guidance related to coverage requirements, which could impact the matter in which the Fund operates.

Investment Limitation, page 10

37. Please revise your concentration-related investment limitation to reference industry or group of industries, as requested by the form.

Management of the Fund, page 12

38. Please clarify your table to indicate that you present other directorships held for the past five years.

Investment Advisory and Other Services, page 18

39. On page 18 of the SAI you indicate the Adviser will be paid a fee of .50% of your average daily net assets. On page 23 of the prospectus you indicate the fee is based on managed assets. Please ensure your disclosure is internally consistent and reconciles to the advisory agreement your board approves.

40. Please revise your discussion to address other material provisions of your investment advisory agreement such as renewals and terminations.

Determination of Net Asset Value, page 22

41. On page 23 you indicate the pricing services you may use base their evaluations "on indications of values from banks that make project and trade finance loans, weighted based on the accuracy of their historical indications and other factors … [and you] may hold securities that are valued based on the basis of prices provided from a single pricing source, including dealers from whom the securities were purchased." Please provide enhanced valuation risk disclosure that includes this language and tell us why you believe you will be able to reliably calculate NAV.

Taxes, page 24

42. We note your statement that the discussion of federal income tax matters "is based on the advice of K&L Gates LLP." Please advise whether this disclosure will be covered by a consent from that firm; if not, please explain why Rule 436 does not require one.

Custodian, page 33

43. In an October 13, 2015 interview available at http://www.txfnews.com/News/Article/5303/Trade-finance-as-an-asset-class, Bob Kowit, a member of your adviser's trade finance team observed that, at least initially, none of the major custodians could settle or safe-keep a trade finance transaction. Please advise us about your plans for complying with Section 17(f) of the Investment Company Act with respect to custody and safe-keeping assets.

Part C

Item 25 Financial Statements and Exhibits

44. We note that you have not filed several exhibits required by Form N-2. We review and frequently comment upon these exhibits. Please plan accordingly.

Item 34 Undertakings

45. Please tell us why the first undertaking is not applicable or revise.

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information provided supplementally, or on exhibits added in any pre-effective amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the Trust acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Trust may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-3393.

Sincerely,

/s/ Jay Williamson

Jay Williamson
Senior Counsel

cc: Federated Investors, Inc.
            Leslie Petrone
            Mark Thompson
            Maureen Ferguson